FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer
CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Item 2.	Date of Material Change
August 14, 2013
Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 14, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change
The Issuer reports their plan of compliance has been accepted by the NYSE -MKT.
Item 5.	Full Description of Material Change

The Issuer reports that pursuant to the deficiency letter received from the NYSE-MKT LLC (“NYSE-MKT” or the “Exchange”) on June 25, 2013 (see press release dated July 1, 2013), the Issuer received notice from the NYSE MKT Staff indicating that the Issuer is below certain of the Exchange’s continued listing standards due to its financial condition becoming so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Issuer will be able to continue operations and/or meet its obligations as they mature, as set forth in Section 1003(a)(iv) of the NYSE-MKT Company Guide. The Issuer was afforded the opportunity to submit a plan of compliance to the Exchange and on July 12, 2013 presented its plan to the Exchange. On August 9, 2013 the Exchange notified the Issuer that it accepted the Issuer’s plan of compliance and granted the Issuer an extension until November 29, 2013 to regain compliance with the continued listing standards. The Issuer will be subject to periodic review by Exchange Staff during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Issuer being delisted from the NYSE MKT LLC.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the Issuer’s intention to submit a compliance Plan to the NYSE-MKT and to seek continued listing on the NYSE-MKT, the NYSE-MKT’s procedures in response to any proposed Plan, and the potential continued listing or delisting of the Issuer’s common shares on the NYSE-MKT, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, current, fluctuating or adverse market conditions with respect to minerals, coal and related securities, discretion granted to the Exchange in the Issuer Guide, the uncertainty of obtaining additional financing as and when needed, actions of other applicable regulators and stock exchanges, actions of existing lenders and other persons with which the Issuer does business, and other risks and uncertainties disclosed in the Issuer's 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 20-F filed with the SEC, and other information released by the Issuer and filed with the appropriate regulatory agencies. The Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential.
Item 8.	Senior Officer
The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

August 15, 2013